

10031250

CM

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 14 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response..... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2008 (MM/DD/YY) AND ENDING November 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN J HAIG 00 44 20 70166629
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Audit Plc
(Name – *if individual, state, last, first, middle name*)

Canary Wharf, 1 Canada Square	London		E14 5AG
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan John Haig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public 21st January 2010

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life


DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

FAP USA, L.P.

Financial Statements

November 30, 2009

(With Independent Auditors' Report Thereon)

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public 21st January 2010

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life


DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAP USA, L.P.

Financial Statements

November 30, 2009

Table of Contents

42920/rev/01/14/09/OT

Independent Auditors' Report

The Partners
FAP USA, L.P.:

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the Partnership), as of November 30, 2009, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAP USA, L.P. as of November 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Audit plc

London, England
January 21, 2010

FAP USA, L.P

Statement of Financial Condition

November 30, 2009

	November 30, 2009
Assets:	US$
Cash and cash equivalents	52,062
Prepaid fees and other assets	898
Total assets	52,960
Liabilities and Partners' Equity	
Accounts payable and accrued expenses	9,810
Total liabilities	9,810
Partners' equity	43,150
Total liabilities and partners' equity	52,960

See accompanying notes to financial statements.

FAP USA, L.P.

Statement of Operations

For the year ended November 30, 2009

	US$
Revenue:	
Other revenue:	3
Total Revenue:	3
Expenses	
Employee compensation and benefits	163,630
Communications	47,388
Professional fees	116,496
Occupancy and equipment	102,968
Travel and entertainment	7,727
Other operating expenses	5,142
Total expenses	443,351
Net loss	443,348

See accompanying notes to financial statements.

FAP USA, L.P.

Statement of Changes in Partners' Equity

For the year ended November 30, 2009

	US$
Partners' equity, beginning of the period	144,473
Contributions	361,843
Asset transfer settled by capital reduction	(19,818)
Distribution	-
Net loss	(443,348)
Partners' equity, end of the period	43,150

See accompanying notes to financial statements.

FAP USA, L.P.

Statement of Cash Flows

For the year ended November 30, 2009

	US$
Cash flows from operating activities:	
Net loss	(443,348)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortisation	9,208
Increase in prepaid fees and other assets	37,119
Decrease in accounts payable and accrued expenses	(29,184)
Expenses settled by asset transfer	43,333
Write off of fixed assets	2,863
Total Adjustments	63,339
Net cash used in operating activities	(380,009)
Cash flow from investing activities:	
Sale of fixed assets	1,200
Cash flow from financing activities:	
Contribution of capital	361,843
Net cash provided by financing activities	361,843
Net decrease in cash	(16,966)
Cash and cash equivalents, beginning of period	69,028
Cash and cash equivalents, end of period	52,062

See accompanying notes to financial statements.

FAP USA, L.P.

Notes to Financial Statements

November 30, 2009

(1) Nature of Operations

FAP USA, L.P. (The Partnership) is a Delaware partnership owned by FAP Gen Par, LLC and First Avenue Partners LLP, a United Kingdom entity. The Partnership was incorporated in the state of Delaware on February 14, 2007 and commenced operations on October 2, 2007. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Partnership acts as a third party marketer of foreign securities and raises capital for hedge funds, private equity funds and real estate sectors.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

FASB Codification

Effective July 1, 2009, the FASB established the Accounting Standards Codification (ASC) as the source of authoritative GAAP for companies to use in the preparation of financial statements. The guidance contained in the Codification supersedes all existing accounting and reporting standards. The Partnership adopted the Codification, as required, for these financial statements. As a result, references to accounting literature contained in our financial statement disclosures have been updated to reflect the new ASC structure.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Partnership considers all cash accounts which are not subject to withdrawal restrictions or penalties and have an original maturity of three months or less, as cash and cash equivalents in the accompanying statement of financial condition.

(c) Income Taxes

The Partnership is limited partnership. As such, it is a pass-through entity for tax purposes and is not subject to any federal taxes on its income. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership. UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of FASB ASC 740. The Partnership at November 30, 2009 has no tax liability due to the loss generated from operations.

(e) Depreciation and Amortization

Depreciation of furniture, fixtures and office equipment is recorded on a straight-line basis over the useful lives of the related assets, generally three to seven years. Amortization of leasehold improvements is recorded on a straight-line basis over the term of the lease, where the lease is terminated early the remaining balance is written off to the profit and loss.

(3) Net Capital and Reserve Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 12.5% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2009 the Partnership had a net capital of $42,252, which represented an excess of $37,252 over the minimum net capital requirement of $5,000.

The Partnership is exempt from the reserve requirements of Rule 15c3-3 since its broker dealer transactions are limited to purchase sale and redemption of redeemable securities of Hedge Funds. The partnership promptly transmits all customers fund and delivers all securities received in connection with activities as a broker dealer and does not otherwise hold funds or securities for or owe money or securities to customers.

(4) Related Party Transactions

During the year the partnership transferred $19,818 of its fixed assets to First Avenue Partners LLP at Net book value.

(5) Partners' Equity

On October 2, 2007, the FAP GEN PAR LLC, as General Partner, contributed $10,000 cash for an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner, contributed $1,105,236 of which $990,000 cash was for an initial capital contribution, and the remaining amount was comprised of payment for organizational costs, furniture and fixtures and equipment. In addition, First Avenue Partners LLP has also made further capital contributions of $361,843 during the year of November 30, 2009

(6) Property and Equipment

During the year all property and equipment were either disposed of, sold to third parties or transferred to First Avenue Partners LLP.

(8) Financial Support

The Partnership has an agreement with First Avenue Partners, LLP, whereby First Avenue Partners, LLP has committed to provide financial support to the Partnership in a means sufficient for the Partnership to satisfy its obligations when due and fund its operations as needed and will satisfy, on a timely basis all liabilities and obligations of the Partnership that the Partnership is unable to satisfy when due until at least December 1, 2010.

Schedule I

FAP USA, L.P.

Computation and Recompilation of Net Capital Pursuant

To Uniform Net Capital Rule 15c3-1

Year ended November 30, 2009

	US$
Total Partner's equity	43,150
Less:	
Nonallowable assets and deductions	898
Haircuts on security positions	-
Net capital Under SEC Rule 15c3-1	42,252
Less minimum net capital requirement – the greater of 12.5% of aggregate indebtedness of $4,874 or $5,000	(5,000)
Net capital in excess of minimum requirement	37,252
Aggregate indebtedness	9,810

See accompanying independent auditors' report

FAP USA Reconciliation

Note: a material difference exists in the amounts in the schedule and the computation reported by FAP, USA L.P. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of November, 30, 2009. A reconciliation of net capital is shown below along with explanations for the difference.

	Net Capital
	US$
Per the unaudited FOCUS report	15,752
Reconciling items:	
Adjustment to accrual for audit fees	26,500
Per schedule	42,252

Schedule II

FAP USA, L.P.

Computation of Reserve Requirements

Pursuant to Net Capital Rule 15c3-1

Year ended November 30, 2009

The Partnership is exempt from the reserve requirements pursuant to the Rule 15c3-3 under paragraph (k)(2)(i).

See accompanying independent auditors' report.

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5
for a Broker-Dealer claiming an Exemption from SEC Rule 15c3-3

The Partners of
FAP USA, L.P.:

In planning and performing our audit of the financial statements of FAP USA, L.P. (the Partnership), as of and for the year ended November 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG Audit plc

London, England
January 21, 2010

